Exhibit 99.4

IMMEDIATE	31 October 2003

Royal & SunAlliance re La Construccion

Royal & SunAlliance announces that it is in discussion with La Camara Chilena de la Construccion regarding the disposal of its Chilean life subsidiary Compania de Seguros de Vida La Construccion, S.A.. Royal & SunAlliance currently holds 51% of La Construccion.

A further announcement will be made in due course.

–ENDS–

Note

In compliance with Chilean regulations, La Camara has written to the Chilean insurance regulator and a formal notice of La Camara’s intention to acquire Royal & SunAlliance’s 51% holding in La Construccion will be placed into the Chilean press. No financial details have been disclosed.